SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended Decembr 31, 2007

 or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to ______________

Commission File Number: 001-10607

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GREAT WEST CASUALTY COMPANY
PROFIT SHARING PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.

  GREAT WEST CASUALTY COMPANY
 PROFIT SHARING PLAN, Registrant

          By, /s/ Catherine Bishop
                   Catherine Bishop, Plan Committee Member

                                             By, /s/ Vickie Hirchert
                   Vickie Hirchert, Plan Committee Member

          By, /s/ James Jensen
                James Jensen, Plan Committee Member

          By, /s/ Gaylen TenHulzen
                  Gaylen TenHulzen, Plan Committee Member

Dated:  June 23, 2008

Great West Casualty Company
Profit Sharing Plan
Report on Audits of Financial Statements
and Supplemental Schedule
For the Years Ended December 31, 2007 and 2006

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
Index to Financial Statements

                     Page No.

            Reports of Independent Registered Public Accounting Firm                        1

            Financial Statements:
            Statements of Net Assets Available for Benefits at
            December 31, 2007 and 2006                                        2

            Statements of Changes in Net Assets Available for Benefits
            for the years ended December 31, 2007 and 2006                             3

            Notes to Financial Statements                                          4 - 9

            Supplemental Schedule:
            Schedule of Assets (Held at End of Year) at December 2007                        11

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Great West Casualty Company Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Great West Casualty Company Profit Sharing Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we expressed no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Mayer Hoffman McCann P.C.
Minneapolis, Minnesota
June 23, 2008

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	December 31,
	2007	2006
ASSETS:
Investments, at fair value:
Pooled separate accounts	$46,960,772	$42,503,847
PRIAC Guaranteed Long-Term Account	18,611,169	18,854,731
Old Republic International Corporation (ORI) common stock	4,271,551	6,662,510
Participant loans	2,176,808	1,940,971
	72,020,300	69,962,059
Contribution Receivables:
Employer	-	32,746
Participants	-	114,031
Net assets available for benefits, at fair value	72,020,300	70,108,836
Adjustment from fair value to contract value for PRIAC Guaranteed Long-Term Account, a fully-benefit responsive investment contract	-	-

Net assets available for benefits	$72,020,300	$70,108,836

The accompanying notes are an integral part of these financial statements.

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Years Ended December 31,
	2007	2006
Additions:
Contributions:
Employer	$4,176,887	$3,949,373
Participants	2,217,687	2,069,320
Rollover contributions	352,704	274,234
Total contributions	6,747,278	6,292,927
Investment Income:
Net appreciation of pooled separate accounts	1,939,493	5,440,341
Net appreciation (depreciation) of ORI common stock	(2,073,688)	642,454
Interest from PRIAC Guaranteed Long-Term Account	696,443	651,268
Dividends from ORI common stock	168,604	171,441
Interest from participant loans	167,876	111,663
Total investment income	898,728	7,017,167

Total additions	7,646,006	13,310,094

Deductions:
Benefits paid to participants	(5,728,692)	(2,454,500)
Administrative expenses	(5,850)	(4,900)

Total deductions	(5,734,542)	(2,459,400)

Net increase	1,911,464	10,850,694

Net assets available for benefits:
Beginning of year	70,108,836	59,258,142
End of year	$72,020,300	$70,108,836

The accompanying notes are an integral part of these financial statements.

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Great West Casualty Company Profit Sharing Plan (Plan) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution profit-sharing plan sponsored by Great West Casualty Company (the Company), covering all eligible employees of the Company and its affiliates.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC).

(b) Eligibility

Under the terms of the Plan, an employee shall become eligible for inclusion in the Plan 30 days following the first day he/she completes an hour of service and upon attaining age 21.  The Plan provides for automatic enrollment of employees in the Plan at a pre-tax deferral election rate of 2% unless the employee elects not to participate.  An employee shall become eligible for employer discretionary contributions after completion of 1,000 hours of service in any Plan year, beginning with date of hire and attaining age 21.

(c) Contributions and Participant Accounts

Participants may contribute 1/2% to 15% of their annual wages to the Plan.  In 2007 and 2006, the Company made matching contributions to the Plan equal to 25% of the first 6% of the employees' pre-tax contribution amount.  Participants may elect to have their contributions invested in any one or more of the Prudential Retirement Insurance and Annuity Company (PRIAC) separate investment funds, a PRIAC guaranteed-interest contract, or an Old Republic International Corporation stock account.  Participants may make changes to their elective contribution deferrals for the following payroll period and their investment designations with respect to their account balances and future contributions at any time.  The Company may also contribute an additional non-matching contribution amount out of its current or accumulated profits, if any, as determined by the Company.

Participants who have attained age 50 before the close of the Plan Year shall be eligible to make catch-up contributions to the Plan.  The additional catch-up contributions limit was $5,000 in 2007 and 2006.

Rollover distributions from another "qualified" plan may be transferred into the Plan, as defined in the Plan.  Any amount so transferred will be placed in a participant rollover contribution account, which is fully vested.  Withdrawals from rollover contribution accounts other than Plan loans are not allowed prior to termination of employment.

Plan contributions are subject to certain limitations as prescribed by the Internal Revenue Service with contributions in excess of IRC limits returned to participants or Company when determined.

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contributions as described above and (b) Plan earnings (losses).  Allocations are based on participant account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

NOTE 1 - DESCRIPTION OF PLAN, Continued

(d) Vesting

All employee and employer matching contributions are immediately 100% vested. Participants are vested in the value of Company discretionary contributions on a 6-year graded scale with 20% vesting after 2 years of credited service to 100% vesting after 6 years of credited service.

(e) Payment of Benefits

On termination of service, retirement, or death a participant or his/her beneficiary may elect to leave their funds in the Plan or receive either a single-sum payment or purchase of a single premium life annuity contract.  Net assets at December 31, 2007 and 2006, include funds totaling $3,423,553 and $5,719,213, respectively, which represent the account balance of retired and terminated participants who have elected to leave the funds in the Plan upon retirement or termination.

(f) Forfeitures

If a participant terminates employment with the Company prior to becoming fully vested, the non-vested portion of the Company’s discretionary contributions and related earnings thereon are forfeited.  All forfeitures are segregated until the employee has attained break(s) in service totaling five years.  At that time, forfeitures are allocated pro-rata to each participant account according to their respective eligible compensation for that year.  There were unallocated assets of $138,068 and $24,560, respectively at December 31, 2007 and 2006, related to these forfeitures.

(g) Loans

Participants may elect to borrow from the Plan based upon specified conditions. A participant may have two outstanding loans at any time.  Minimum single loan amount is $1,000.  In no case shall the aggregate amount loaned to a participant exceed the lesser of the following: (a) $50,000 reduced by the excess of the highest outstanding balance of loans from the Plan during the one year period ending on the date before the date of the loan to the participant; or (b) 50% of the participant's vested account balance.  The interest rate on such loans is the prime rate as declared in the Wall Street Journal plus 1% at the time of loan origination.  Principal and interest is repaid ratably through semi-monthly payroll deductions.  Loans are repaid within 5 years or within 10 years if the loan is used to acquire the participant's principal residence.  Interest rates on loans outstanding as of December 31, 2007 range from 8.75 to 9.25% on loans maturing through June 25, 2016.

(h) Administrative Expenses

The Company provides administrative support for the Plan and pays for certain administrative and trustee fees.  Investment management fees are paid by the Plan and included in the net investment appreciation (depreciation) for the year.

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

(c) Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(d) Investment Valuation and Income Recognition

The Plan has a contract with PRIAC, where PRIAC maintains contributions in a contract holder's account and such contributions are allocated according to participant elections to seventeen separate pooled investment funds, a guaranteed income contract, and an Old Republic International Corporation (ORI) stock account.  The participants’ accounts are credited with earnings on the underlying investments less any Plan benefits paid and charges for PRIAC management fees and investment expenses.  The pooled separate accounts, guaranteed income contract, and ORI stock account are included in the financial statements at fair value.

Investments in separate pooled accounts are valued on a per unit market value basis as determined by PRIAC which reflects the fair value of the investments comprising the separate pooled accounts.  Old Republic International Corporation (ORI) stock account, which is invested in ORI common stock, is stated at fair value based on quoted closing market value on the last business day of the year.

The Plan’s guaranteed income account is valued under provisions of the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  As described in FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The fair value of the guaranteed income contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  The guaranteed interest returns are dependent upon, among other factors, the underlying financial viability of the issuer of the contract.

Participant loans are valued at unpaid principal balance and related accrued interest, which approximates fair value.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments in pooled separate accounts and the ORI stock account, which consists of realized gains or losses and the unrealized appreciation (depreciation) of the investments.  Purchases and sales of securities are recorded on a trade date basis.  Investment income is recorded on the accrual basis.  Dividends on stocks are credited to income on the ex-dividend date.

(e) Benefit Payments

Benefit payments to participants are recorded upon distribution.

NOTE 3 - ASSETS GREATER THAN 5% OF PLAN ASSETS

Investments that represent 5% or more of plan assets are as follows:
	December 31,
	2007	2006
PRIAC Guaranteed Long-Term Account	$18,611,169	$18,854,731
PRIAC Separate Account - Large Cap Value/LSV Asset Management Fund	9,057,173	9,359,019
PRIAC Separate Account - International Blend/Munder Fund	7,463,240	6,137,836
PRIAC Separate Account - Alliance/Bernstein Balanced Shares Fund	5,304,620	4,461,650
PRIAC Separate Account - Dryden S&P 500 Index Fund	4,936,510	4,926,863
PRIAC Separate Account - Small Cap Value/Integrity Fund	4,629,222	5,166,233
PRIAC Separate Account - Large Cap Growth/Turner Investment Partners Fund	4,360,628	3,078,684
Old Republic International Common Stock Account	4,271,551	6,662,510

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Pooled Separate Accounts	$1,939,493	$5,440,341
Old Republic International Common Stock Account	(2,073,688)	642,454
	$(134,195)	$6,082,795

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

NOTE 4 – GUARANTEED INCOME CONTRACT

The Plan has a benefit-responsive investment contract, the PRIAC guaranteed long-term account, where PRIAC maintains the contributions in a general account.  The account is credited with earnings at the guaranteed crediting interest rate in effect for each six-month period beginning January 1 and July 1, and is charged for participant withdrawals and administrative expenses.  The guaranteed income contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the plan.

As described in Note 2, because the guaranteed income contract is fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed income contract.  Contract value, as reported to the Plan by PRIAC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer using a single “portfolio rate” approach, but it may not be less than 1.5%.  Such interest rates are reviewed on a semi-annual basis for resetting.  The crediting interest rates for 2007 and 2006 were:
	2007	2006
January 1,	3.85%	3.45%
July 1,	3.85%	3.85%

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) amendments to the Plan documents (including complete or partial termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestiture or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed income contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields:	2007	2006
Based on actual earnings	3.85%	3.45%
Based on interest rate credited to participants	3.85%	3.45%

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

NOTE 5 - TAX STATUS

The Internal Revenue Service has issued a determination letter, dated October 23, 2002, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC; therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants shall become 100% vested in their accounts and are entitled to a distribution of their account balances.

NOTE 7 - RELATED PARTY TRANSACTIONS

The ORI common stock account consists of Old Republic International Corporation stock, the ultimate parent of the Company.  Plan assets also include investments in seventeen pooled investment funds and a guaranteed investment contract under a contract with PRIAC.  These funds are related parties of PRIAC, which is a party in interest.

NOTE 8 – SUBSEQUENT EVENT

Effective January 1, 2008, the Plan is amended to provide for participant elective Roth deferral contributions that will be allocated to a separate participant account maintained for such deferrals.

Supplemental Schedule

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
December 31, 2007

Schedule H, Line 4i:  Schedule of Assets (Held at End of Year)
EIN:  47-6024508
Plan Number:  001
(a)	(b) Identity of Issue	(c) Description of Investments	(d) Cost	(e)Contract/ Current Value
*	PRIAC - Large Cap Value/LSV Asset Management Fund	Pooled separate account	**	$9,057,173
*	PRIAC - International Blend/Munder Fund	Pooled separate account	**	7,463,240
*	PRIAC - Alliance/Bernstein Balanced Shares Fund	Pooled separate account	**	5,304,620
*	PRIAC - Dryden S&P 500 Index Fund	Pooled separate account	**	4,936,510
*	PRIAC - Small Cap Value/Integrity Fund	Pooled separate account	**	4,629,222
*	PRIAC - Large Cap Growth/Turner Investment Partners Fund	Pooled separate account	**	4,360,628
*	PRIAC - Mid Cap Growth/Artisan Fund	Pooled separate account	**	2,254,336
*	PRIAC - Corporate Bond/BSAM Fund	Pooled separate account	**	2,239,004
*	PRIAC - Small Cap Growth/Times Square Fund	Pooled separate account	**	1,951,025
*	PRIAC - Mid Cap Value/CRM Fund	Pooled separate account	**	1,806,971
*	PRIAC - Lifetime Balanced Fund	Pooled separate account	**	1,272,780
*	PRIAC - Lifetime Conservative Fund	Pooled separate account	**	587,052
*	PRIAC - Lifetime Growth Fund	Pooled separate account	**	545,951
*	PRIAC - Lifetime Aggressive Fund	Pooled separate account	**	521,558
*	PRIAC - Lifetime Income Fund	Pooled separate account	**	25,880
*	PRIAC - AP Fund	Pooled separate account	**	4,663
*	PRIAC - LN AP Fund	Pooled separate account	**	159
				46,960,772
*	PRIAC Guaranteed Long-Term Account	Guaranteed investment fund	**	18,611,169
*	Old Republic International Common Stock Account	Common Stock	**	4,271,551
*	Participants Loans	Loans, Interest rates range from 8.75% to 9.25% maturing through 2016	- 0 -	2,176,808
				$72,020,300

* Party in interest
**Cost data has been omitted as all investments are participant directed.